October 14, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention: William H. Thompson

Re:                             EnLink Midstream Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2014

File No. 001-36340

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 8, 2014 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2013 and Form 10-Q for the Fiscal Quarter Ended June 30, 2014.  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated the comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Notes to Consolidated Financial Statements, page F-9

(13) Immaterial Correction of Prior Period Financial Statements, page F-39

1.                                      We note your response to prior comment 5.  You state that the error was discovered during your process of analyzing your quarterly and year-to-date revenue and costs trends, a monitoring control that was not designed at a level to detect this accounting error.  You also state that the accounting error was the result of a manual journal entry booked with respect to the intercompany activities between the two segments.  Please address the following:

•                  Your response refers to the intercompany elimination as unique and focuses on the materiality of the error under SAB Topic 1-M.  You also state that you concluded the deficiency is not a material weakness based on Auditing Standard No. 5.  Describe in greater detail your evaluation of the severity of the control deficiency related to the intercompany error.  Your response should include a detailed description of how your analysis considered the magnitude of the potential misstatement(s) resulting from the deficiency.  Please refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”

Background Information

In addition to revenue, the Partnership discloses in its filings with the Commission the non-GAAP financial measure gross operating margin.  The Partnership discloses gross operating margin because it is the primary performance measure that its management and investors use to evaluate its business.  Accordingly, the Partnership’s control activities  focus on completion, existence and accuracy of revenue, cost of sales and gross operating margin.  The Partnership defines gross operating margin as operating revenue minus cost of purchased gas, natural gas liquids (“NGLs”), condensate and crude oil.  Gross operating margin is the primary evaluation metric that the Partnership’s management and investors use because the Partnership’s business is comprised of both margin-based and fee-based activities.  The Partnership engages in the following margin-based and fee-based activities:

•                  purchasing and reselling natural gas on the pipeline systems it owns;

•                  purchasing and reselling crude oil and condensate;

•                  transporting natural gas, crude oil and condensate;

•                  fractionating and marketing NGLs;

•                  providing compression services;

•                  processing natural gas at its processing plants;

•                  providing crude oil transportation and terminal services; and

•                  providing brine transportation and disposal services.

The Partnership’s variance analysis included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic filings is also based on gross operating margin as opposed to revenue and cost of sales because gross revenue and cost trends are not necessarily indicators of the Partnership’s operating performance. Total revenues and cost of sales can fluctuate greatly due to the movement in the underlying commodity prices of natural gas, NGLs, crude oil or condensate rather than due to the Partnership’s performance. Gross operating margin, however, more accurately depicts the Partnership’s operating results (i.e., margins and fees received in connection with its purchases and sales and its services rendered).  Therefore, changes in gross operating margin are the most accurate reflection of changes in the Partnership’s business.  For example, the total revenues of the Partnership increased almost 9% from 2012 to 2013 while the Partnership’s gross operating margin remained relatively flat over the same period.

Control Overview

The Partnership has in place key transaction-level accounting controls over each step of the revenue process, including contracting, deals and pricing, revenue recognition and accounting (revenue, cost, gross operating margin, and eliminations), journal entries, accounts receivable/payable, invoicing and settlement, and cash application.  These controls are designed to ensure that revenue transactions are properly initiated, authorized, recorded, processed and reported.

In addition, the Partnership’s asset analysis group and accounting group perform a comparison of budgeted gross operating margin to actual gross operating margin on a monthly basis at an asset level.  This detective control is intended to ensure that transactions are properly reflected in the

Partnership’s books and records and to provide variance explanations and reports to management. This monthly gross operating margin review control is redundant to the transaction-level controls described above.

The Partnership also performs a quarterly trend review by segment and on a consolidated basis designed to detect material errors in its reported gross revenues and costs that may have gone undetected by the transaction-level accounting controls described above.  This quarterly trend review control is redundant to the transaction-level controls described above.

Information related to the Immaterial Correction

During 2013, the Partnership determined that immaterial corrections of $135.4 million to increase revenue and purchased gas costs in equal amounts were required for previously-filed financial statements for the year ended December 31, 2012.  The amount that was the subject of the error represented 8.1% of total revenue, but had no impact on gross operating margin, operating income or net income. The error that resulted in this immaterial correction was discovered in May 2013 during the Partnership’s process of analyzing its quarterly and year-to-date revenue and cost trends between 2013 and 2012. The following is a summary of the circumstances related to the immaterial correction:

•                  The Partnership began processing gas under a new intercompany processing arrangement between its LIG pipeline system (part of the Partnership’s LIG segment) and its Pelican processing plant (part of the Partnership’s PNGL segment) in December 2011.

•                  This new processing arrangement differed from the Partnership’s other arrangements because the Partnership modified its operations in December 2011 to allow it to move a large volume of natural gas from its LIG pipeline system through its Pelican processing plant to enable it to process such gas for its own account because processing economics were very favorable.  December 2011 was the first time the Partnership engaged in this intercompany processing arrangement.  The Partnership began buying gas from third party transporters on its LIG pipeline, selling this gas from its LIG segment to its PNGL segment and processing this gas through its Pelican plant to extract NGLs for its own account.  The Partnership then sold the NGLs to third parties through its PNGL segment and sold the processed gas from its PNGL segment back to its LIG segment where the dry gas was ultimately sold by the LIG segment to other third parties on the LIG system.

•                  The Partnership had not previously engaged in this type of intercompany arrangement between any of its segments (i.e., transactions that involved moving physical volumes from one segment to another segment and then moving the physical volume back to the same segment).

•                  The third-party revenue and cost of sales transactions and the intercompany transactions between segments were properly recorded in the Partnership’s general ledger and intercompany revenues and costs were properly eliminated in the normal consolidation process through established accounting processes and controls.

•                  The error occurred because, during the majority of 2012, a monthly manual journal entry was booked to the Pelican processing plant general ledger to eliminate intercompany transactions associated with the specific arrangement discussed above. Since the elimination had properly occurred in the normal consolidation process, the manual journal entries resulted in “double elimination” and resulted in the understatement of gross revenue and cost of sales.  These monthly manual journal entries were reviewed and approved by the Pelican Accounting Manager in accordance with the Partnership’s prescribed journal entry controls.

•                  The Partnership’s monthly detailed gross operating margin review control which was performed at the asset level did not detect this error because the error did not impact the gross operating margin for the Pelican processing plant or for the LIG pipeline.

•                  The review and approval of the manual journal entries by the Pelican Accounting Manager failed to detect the errors.  In addition, accounting’s management review control of performing a quarterly trend analysis of revenues and cost of sales failed to detect the errors.  Management’s trend analysis subsequently detected the error during further analysis of revenue and cost trends for the PNGL segment for the first quarter 2013 as compared to the first quarter 2012.

•                  As described more fully below, we concluded that these control deficiencies were a significant deficiency as of December 31, 2012, but were not considered a material weakness under Auditing Standard No. 5. This significant deficiency was brought to the attention of our audit committee and our independent auditors in May 2013 when it was discovered.

Considerations for Determining Severity of Control Deficiencies

Pursuant to the guidance set forth under SEC Release 33-8810, Section II, B. Reporting Considerations, 1. Evaluation of Control Deficiencies, the evaluation of the severity of a control deficiency should include both quantitative and qualitative factors. In determining the severity of a deficiency in ICFR, management must consider whether there is a reasonable possibility that the Partnership’s ICFR will fail to prevent or detect a misstatement of the financial reporting statement or disclosure and the magnitude of the potential misstatement resulting from the deficiency or deficiencies.  The following risk factors set forth under this release may affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, may result in a misstatement of a financial statement amount or disclosure:

•                  The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk).

•                  Analysis:  The error related to the double elimination of revenues and costs in equal amounts associated with a specific intercompany arrangement on a monthly basis during the majority of 2012.  Although revenue and cost of sales were understated, the error did not impact operating income, net income or gross operating margin, the primary performance measure utilized by management and investors.

•                  The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk).

•                  Analysis:  The error did not impact an asset or liability and was not susceptible to a risk of loss or fraud because it did not impact gross operating margin, operating income or net income.

•                  The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk).

•                  Analysis:  Determining the amount involved in the error did not require the use of subjectivity, complexity, or judgment.

•                  The interaction or relationship of the control with other controls, including whether they are interdependent or redundant.

•                  Analysis:  As described in the control summary above, the Partnership has multiple controls to ensure that revenue, cost of sales and gross operating margin are properly reported.  The controls relevant to this error are those that relate to revenue and cost of sales (rather than gross operating margin), which include the review control of manual journal entries and the review control of a quarterly trend analysis described above.  The controls that relate to gross operating margin are the transaction-level controls and the review of a comparison of budgeted gross operating margin to actual gross operating margin on a monthly basis at an asset level, each of which is described above.  The transaction-level controls are redundant to all other controls.  All of these controls are independent of each other.  The Accounting Manager of the Pelican plant performed the review control of the manual journal entries at the Pelican plant. The Partnership’s corporate accounting group performed the review control of the quarterly trend analysis of revenues and cost of sales.

•                  The interaction of the deficiencies (that is, when evaluating the combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures).

•                  Analysis:  A deficiency related to the Partnership’s revenue and cost of sale accrual estimation process was identified prior the Partnership’s filing of its financial statements for the period ended December 31, 2012.  If the accrual deficiency were aggregated with the deficiency described herein, the aggregated deficiencies would not rise to a level above a significant deficiency under Auditing Standard No. 5.

•                  The possible future consequences of the deficiency.

•                  Analysis:    The Partnership’s quarterly trend review is designed to detect material errors in its reported gross revenues and costs.    In fact,  management detected the error in 2013 when performing the quarterly trend analysis.

In addition, the deficiency was limited to an isolated intercompany arrangement between the Partnership’s PNGL and LIG segments.  The Partnership’s business under this intercompany arrangement was transacted during 2012 due to favorable processing economics.  During 2013, processing economics were not favorable, so processing under this type of intercompany arrangement declined and ultimately ceased during the first half of 2013.

The following risk factors set forth under this release affect the magnitude of the misstatement that might have resulted from a deficiency or a combination of deficiencies in ICFR.

•                  The financial statement amounts or total transaction exposed to the deficiency.

•                  Analysis:  The accounting error was isolated to the one intercompany arrangement between the Partnership’s PNGL and LIG segments, as described above.  The total amount exposed to the deficiency could be estimated by the total intercompany sales between our PNGL and LIG segments which totaled $40 million, $146 million and $22 million for the years ended December 31, 2011, 2012 and 2013, respectively.  The amount of the accounting error represents 8.2% of the Partnership’s total sales for the year ended December 31, 2012 of $1.8 billion.  Of the $146 million in sales exposed to the deficiency during 2012, the Partnership made a correction to its financial statements in the amount of $135.4 million.

•                  The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

•                  Analysis:  The error was isolated to one intercompany arrangement.  The nature of this intercompany transaction is dissimilar from the Partnership’s other transactions as described more fully above.

•                  Indication of fraud, whether or not material, on the part of senior management.

•                  Analysis:  The error does not raise any indication of fraud.

•                  Restatement of previously issued financial statements to reflect the correction of a material misstatement.

•                  Analysis:  As previously discussed, the Partnership does not consider the error to be material to the financial statements taken as a whole, and, accordingly, the Partnership presented an immaterial correction of error disclosure in the Partnership’s subsequent SEC filings.

•                  Indication of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR.

•                  Analysis:  This factor does not apply because management detected the error in a subsequent reporting period.

•                  Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.

•                  Analysis:  The Partnership’s Audit Committee provides effective oversight of the Partnership’s financial reporting and internal control over financial reporting by performing, among others, the following tasks:

•                  reviewing and approving financial statements for inclusion in the filing of the Partnership’s Annual Report on Form 10-K or any Quarterly Report on Form 10-Q and related earnings releases after meeting with management and the independent auditors;

•                  discussing the development, selection and disclosure of critical accounting estimates and critical accounting policies, and any significant changes to the Partnership’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors or management;

•                  discussing any issues as to the adequacy of the Partnership’s internal controls including reviewing results of the Partnership’s evaluation of effectiveness of ICFR and specifically reviewing and discussing any identified material weaknesses or significant deficiencies in ICFR with management and the Partnership’s external auditor;

•                  discussing any other significant matters arising from any audit, report or communication, whether by management or the independent auditors, relating to the Partnership’s financial statements, accounting, internal controls or audit matters; and

•                  reviewing disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer, during their certification process for Annual and Quarterly Reports, regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Partnership’s internal controls, and discuss with the Chief Executive Officer and/or Chief Financial Officer the results of the Partnership’s disclosure process.

Conclusion Regarding Severity of Deficiencies

The errors were limited to improperly reducing revenues and cost of sales in equal amounts in the Partnership’s financial statements.  The Partnership determined that the error was not material to the consolidated financial statements based on the amount of the error and the fact that gross operating margin was not impacted by the error.  As noted above, gross operating margin is the primary measure that both management and investors use to evaluate the Partnership’s operating results.  The Partnership determined that its controls over review of gross operating margin were operating effectively throughout 2012 at a level of precision that would have identified an error in gross operating margin material to the consolidated financial statements.  Based on the amount of the potential error and that gross operating margin was not impacted by the potential error, the Partnership determined that the potential error that was not prevented or detected by the Partnership’s ICFR was not material to the Partnership’s consolidated financial statements.  Accordingly, management determined that the control deficiencies were not a material weakness.

•                  Considering the accounting error was the result of a manual journal entry that erroneously eliminated the third party transactions, tell us how you considered and whether your controls over the period-end financial reporting process are adequate.  To the extent you identified a deficiency in your period-end financial reporting process, describe the deficiency and how you evaluated its severity.

Management of the Partnership is required to determine whether the system of internal control in effect as of the date of the assessment provides reasonable assurance that material errors, in either interim or annual financial statements, will be prevented or detected.  Management evaluted its period-end financial reporting process, including: the close and consolidation process; preparation of financial statement drafts and generation of disclosures, including review by the disclosure committee; the selection and consistent application of accounting principles; and detailed review processes over gross operating margin and other key results of operations and budget to actual analysis.

As discussed in the previous section, the Partnership considered the Pelican Accounting Manager’s review of manual journal entries as well as the quarterly trend analysis of revenue and cost of sales to be deficient controls in preventing and detecting the error.  As previously noted, the error did not impact gross operating margin.  The Partnership’s controls over review of gross operating margin were operating effectively throughout 2012 to prevent a material misstatement to gross operating margin.

Management evaluated the severity of the deficiency based on Auditing Standard No. 5 and associated guidance and SAB Topic 1-M and concluded that the deficiency was not a material weakness.  Accordingly, management concluded that controls over the period-end reporting process were adequate and the system of internal control over financial reporting was effective.

Although management determined that the Partnership’s controls were adequate, due to the deficiency, during 2013, the Partnership implemented the following improvements to existing control activities:

•                  A review of revenue and cost trends is performed on a monthly basis by operating unit, by segment and in total, in addition to our quarterly trend review performed in connection with our quarterly close process;

•                  The Partnership’s monthly and quarterly reviews of revenue and cost trends were expanded to segregate third-party activity and our intercompany activity; and

•                  The Partnership’s intercompany eliminations are reviewed by segment and on a consolidated basis each month during this monthly review process.

•                  Discuss how you considered the control design deficiency that resulted in the error in your evaluation of the effectiveness of the other components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, specifically the risk assessment component.

The control design deficiency that resulted in the error was a significant deficiency in the control activity component of COSO.  The Partnership concluded that the other COSO components were effective.  The Partnership performed a risk assessment to identify and evaluate risks of misstatement that could, individually or in combination with others, result in a material misstatement of the financial statements.  Because both management and investors evaluate the Partnership’s results of operations based on gross operating margin, the Partnership’s risk management process focuses on external and internal factors that could have a material impact on the Partnership’s gross operating margin.  Accordingly, the Partnership has procedures and controls in place to ensure that gross operating margin related to new or significantly modified business arrangements are properly recorded in the financial statements.  The Partnership’s conclusion was that the risk assessment was adequate to ensure that external and internal factors that could have a material impact on the financial statements taken as a whole are identified and considered by the Partnership’s management.  The Partnership’s risk assessment was performed on all financial statement elements, focusing on high risk elements, including gross operating margin. As previously explained, the Partnership manages its operations by focusing on gross operating margin because it is the primary performance measure used by management and investors.

*                                         *                                         *

In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:                                Michael Garberding

Susan McAden

Alaina Brooks
EnLink Midstream Partners, LP

Yolanda Guobadia, Staff Attorney